UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5*)

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares, par value, $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. G8807B106	13 D/A5	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,644,808
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,644,808
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,808 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Ordinary Shares (as defined below) are held directly by Glaxo Group Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 62,262,307 shares of the Issuer’s Ordinary Shares outstanding as of February 14, 2020, upon the closing of the Issuer’s offering (assuming the underwriters have not exercised their option to purchase additional Ordinary Shares), as reported in the Issuer’s prospectus supplement dated February 11, 2020 filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2020 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

Cusip No. G8807B106	13 D/A5	Page 3 of 5

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed on March 24, 2016 (as amended by Amendment No. 1 filed on May 13, 2016, Amendment No. 2 filed on February 3, 2017, Amendment No. 3 filed on April 18, 2019 and Amendment No. 4 filed on February 18, 2020 (the “Schedule 13D”)), and is being filed with respect to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 5 is being filed for the sole purpose of including Exhibit 7, First Amendment of Registration Rights Agreement by and among the Issuer and Glaxo Group Limited dated as of February 10, 2020, which was inadvertently omitted from the Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit Name

7	First Amendment of Registration Rights Agreement by and among the Issuer and Glaxo Group Limited dated as of February 10, 2020

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory

Cusip No. G8807B106	13 D/A5	Page 5 of 5

Exhibit 7

FIRST AMENDMENT

OF

REGISTRATION RIGHTS AGREEMENT

THIS FIRST AMENDMENT OF REGISTRATION RIGHTS AGREEMENT (“Amendment”) is hereby adopted by and among Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”) and Glaxo Group Limited (“Investor”), effective as of February 10, 2020 (the “Effective Date”). Capitalized terms used in this Amendment but not defined herein shall have the same meaning given to such terms in the Registration Rights Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Investor are parties to that certain Registration Rights Agreement, dated March 3, 2014 (the “Registration Rights Agreement”);

WHEREAS, the Company and the Investor now desire to amend the Registration Rights Agreement as set forth in this Amendment;

WHEREAS, pursuant to Section 2.7 of the Registration Rights Agreement, the Registration Rights Agreement may only be amended as contemplated by this Amendment with the written consent of the Company and the Investor; and

WHEREAS, the Company and the Investor, by execution of this Amendment, have agreed to amend certain provisions of the Registration Rights Agreement to provide for the changes set forth herein.

NOW, THEREFORE, in consideration of the recitals set forth above and incorporated herein, and for other good and valuable consideration, the Registration Rights Agreement is hereby amended as follows:

1.

Amendment. Section 1.2(c)(iii) of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

(iii)	during the period starting with the date of the filing of, and ending on a date ninety

(90) days following the effective date of, a Company-initiated registration subject to Section 1.3 below, provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

2.

Amendment. Section 1.5(a) of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days, or, in the case of a registration on Form S-3 for a period of not less than three years, or, in either case, if earlier, until the distribution contemplated in the Registration Statement has been completed, provided, however that the Company shall be permitted to suspend the use of such Form S-3 on no more than two occasions during any period of twelve consecutive months for a reasonable time specified in the notice but not exceeding forty-five (45) days (which period may not be extended or renewed), (i) if the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company reasonably determines would not be in the best interests of the Company, with any such determination evidenced by a certificate furnished to the Holders a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board, or (ii) during any period in which directors and officers of the Company are prohibited from trading securities of the Company; provided that the Company shall not register any securities for its own account or that of any other shareholder during any period covered by any deferral pursuant to this Section 1.5(a). Any such deferral shall terminate at such earlier time as the filing or continued use of the applicable Registration Statement would no longer so affect or require such premature disclosure or upon the end of such period;

3.

Amendment. Section 1.5(i) of the Registration Rights Agreement is hereby amended and restated in its entirety as follows (to delete “and” at the end of the clause):

(i)	cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed;

4.

Amendment. Section 1.5 of the Registration Rights Agreement is hereby amended to add new sections (j), (k) and (l) as follows:

(k)       have appropriate officers of the Company prepare and make presentations at any “road shows;”

(l)       furnish to each underwriter participating in such registration, if any, a signed counterpart, addressed to such underwriter, of (i) an opinion of counsel to the Company,

(ii)       a “negative assurances letter” of the legal counsel representing the Company for the purposes of such registration, and (iii) a comfort letter and “bring-down” comfort letter from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions, letters or comfort letters, as the case may be, as the managing underwriter therefor reasonably requests; and

(m)       use its reasonable efforts to take such other steps that are customarily taken by issuers necessary to effect the registration and sale of the Registrable Securities contemplated hereby.

5.

Amendment. Section 1.13 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

1.13	Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 1 after December 31, 2026 or, as to any Holder holding one and one-half percent (1.5%) or less of the outstanding shares of the Company, such earlier time at which all Registrable Securities held by such Holder (and any Affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in a single transaction without registration in compliance with Rule 144 of the Act.

2

6.

Miscellaneous. Except as specifically amended herein, the remaining terms and provisions of the Registration Rights Agreement shall not be affected by this Amendment and shall continue in full force and effect. On and after the effectiveness of this Amendment, each reference in the Registration Rights Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to the Registration Rights Agreement, as amended by this Amendment.

7.

Severability. If one or more provisions of this Amendment are held to be unenforceable under applicable law, such provision shall be excluded from this Amendment and the balance of the Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.

Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.

Governing Law. This Amendment shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware. Any action with respect to this Amendment shall be brought in the state courts of Delaware or the US District Court for the District of Delaware.

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3

IN WITNESS WHEREOF , the parties have adopted this Amendment as of the date set forth above.

Theravance Biopharma, Inc.

By:	/s/ Bradford J. Shafer
Bradford J. Shafer
Executive Vice President and General Counsel

Theravance Biopharma, Inc.

By:	/s/ Bradford J. Shafer
Bradford J. Shafer
Executive Vice President and General Counsel

Glaxo Group Limited

By:	/s/ John Sadler
John Sadler
Authorised Signatory for and on behalf of Edinburgh Pharmaceutical Industries Limited Corporate Director